Sub-Item 77D: Policies with respect to security investments

The Hartford Tax-Free Minnesota Fund, The Hartford Tax-Free National Fund
At least 65% of the tax-exempt obligations purchased by the fund will be of “investment grade” quality.
The fund may invest up to 35% of its total assets in non-investment grade debt securities.